16003766

ED STATES
.CHANGE COMMISSION
ton, D.C. 20549

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SEC
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FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48726

RNS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1422 Clarkview Road, 4th Floor
(No. and Street)

Baltimore,	MD	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed McCabe — (732) 713-5023
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name*)

1800 JFK Boulevard	Philadelphia,	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Kevin P. Rast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Capital Markets, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Managing Director

Title

Notary Public

exp 8/1/2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

CFG CAPITAL MARKETS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FUNDING GROUP, INC.)

YEAR ENDED DECEMBER 31, 2015

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

For the year ended December 31, 2015

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CFG Capital Markets, LLC

We have audited the accompanying statement of financial condition of CFG Capital Markets, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CFG Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFG Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

The supplemental information contained in the schedules on pages 18 - 19 has been subjected to audit procedures performed in conjunction with the audit of CFG Capital Markets, LLC's financial statements. The supplemental information is the responsibility of CFG Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
February 25, 2016

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

Statement of Financial Condition

December 31, 2015

ASSETS

Cash	$	538,697
Deposits with clearing organization		250,000
Due from related parties		2,348,158
Notes receivable		315,000
Trading securities long		7,184,479
Other investments		175,000
Furniture and fixtures, net		21,448
Intangible assets		92,800
Goodwill		8,015
Other assets		24,924
TOTAL ASSETS	$	10,958,521

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	961,875
Due to broker		2,508,527
Securities sold not yet purchased		776,552
TOTAL LIABILITIES		4,246,954
MEMBER'S EQUITY		6,711,567
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,958,521

See notes to financial statements

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

Statement of Income

For the year ended December 31, 2015

REVENUES	
Net trading income	$ 2,975,337
Advisory fee income from loan sales	2,002,666
Placement fee income	1,986,839
Other income	114,809
Total Revenues	7,079,651
EXPENSES	
Salaries and commissions	3,795,062
Other employee benefits	60,183
Trade and clearing fees	371,357
Information systems	608,106
Office administration	187,778
Travel and entertainment	144,975
Consulting	54,000
Professional fees	38,951
Regulatory and compliance	53,259
Other expenses	33,798
Total Expenses	5,347,469
NET INCOME	$ 1,732,182

See notes to financial statements

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

Statement of Changes in Member's Equity

For the year ended December 31, 2015

Balance, January 1, 2015	$ 4,979,385
Net income	1,732,182
Balance, December 31, 2015	$ 6,711,567

See notes to financial statements

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

Statement of Cash Flows

For the year ended December 31, 2015

Operating activities:	
Net income	$ 1,732,182
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	5,568
Changes in operating assets and liabilities	
Due from related parties	(853,351)
Trading securities long	(6,435,025)
Other assets	1,038
Securities sold not yet purchased	(133,045)
Accounts payable and accrued expenses	545,327
Due to broker	2,508,527
Net cash used in operating activities	(2,628,779)
Investing activities:	
Purchases of furniture and fixtures	(1,505)
Repayments on notes receivable	120,000
Net cash provided by investing activities	118,495
Net decrease in cash	(2,510,284)
Cash, beginning	3,048,981
Cash, ending	$ 538,697

See notes to financial statements

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CFG Capital Markets, LLC (the Company) was formed under the laws of the State of Maryland on October 29, 1997, under the name Havenwood Capital Markets, LLC (Havenwood) for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). On August 26, 2011, the members of Havenwood Capital Markets, LLC sold 100% of their membership interests to Capital Funding Group, Inc. (the Parent). Subsequent to the assignment of membership interests, the Parent, as the sole member, elected to change the name of the Company to CFG Capital Markets, LLC. The Company's operating agreement provides that the existence of the Company is perpetual.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Unrealized and realized gains and losses on proprietary trading are recorded in "Net trading income" in the Statement of Income. Placement fees are billed on fixed fee arrangements and recognized only when all revenue recognition criteria have been met including mutual acceptance that the contract services have been performed, and payment is reasonably assured. Advisory fees on loan sales are recognized upon delivery of loans to investors. Commission income and clearing expenses are recorded on a trade-date basis.

Securities sold not yet purchased

Securities sold not yet purchased represent obligations of the Company to deliver securities at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices which may exceed the amount reflected on the Statement of Financial Condition.

Income Taxes

As of January 1, 2013, the Company elected to be a Qualified Subchapter S Subsidiary (QSSS) of Capital Funding Group, Inc., the sole owner of the Company. As a QSSS, all items of taxable income, deductions and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2015, the Company did not incur any interest and penalties from taxing authorities for returns filed in prior years. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2012 remain open.

Furniture and fixtures

Furniture and equipment are stated at cost, less accumulated depreciation and amortization, computed using a straight-line method. Furniture and fixtures are depreciated over their useful lives, which generally range from 3 to 10 years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets acquired in a business combination. Goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the reporting unit's fair value is less than its carrying amount. If it is more likely than not that the reporting unit's fair value is less than its carrying amount, a two-step goodwill impairment test is performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner

similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Intangible Assets

The Company's only intangible asset is the brokerage license acquired in the acquisition. The Company has determined this license to be an indefinite lived intangible asset not subject to amortization. Indefinite lived intangible assets are tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the intangible asset is impaired. If it is more likely than not that the intangible asset is impaired, the fair value of the intangible asset is determined and compared to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Other Investments

Other investments represent cost method investments which are evaluated for impairment annually and are carried at the lower of cost or fair value. If the Company determines a decline in fair value is considered to be other-than-temporary an impairment charge will be recognized through earnings.

Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $1,400 for the year ended December 31, 2015.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps its cash with major banks and/or its clearing broker. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits. Cash held at the clearing broker is not insured by the FDIC, but is subject to coverage by the Securities Investor Protection Corporation (SIPC).

NOTE 4 – DEPOSITS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with another broker-dealer. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000. As of December 31, 2015, the balance in the clearing account is $250,000 and is included as "Deposits with clearing organization" on the Statement of Financial Condition.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

The assignment of membership interests effectuated a business combination that required a valuation of the acquired assets to fair value as of the acquisition date to reflect the purchase

price paid in the acquisition. The Parent's cost has been pushed down by recording the fair value of the acquired assets on the Company's books. The purchase price allocation at acquisition date resulted in the recording of goodwill of $8,015 and an indefinite lived intangible asset related to the Company's brokerage license in the amount of $92,800.

Based on a qualitative assessment performed as of December 31, 2015, the Company determined it is more likely than not that the reporting unit's fair value is greater than its carrying value and concluded there is no goodwill impairment.

NOTE 6 – DUE TO BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to margin payable and is collateralized by securities owned by the Company. Proceeds received from transactions executed with the broker-dealer are included in "Cash" on the Statement of Financial Condition.

NOTE 7 - OTHER INVESTMENTS

The Company records its investments in a limited partnership under the cost method because the units are not readily marketable nor does the Company have sufficient ownership to influence the operations of this entity. Total investments in this limited partnership were $175,000 as of December 31, 2015.

NOTE 8 – FURNITURE AND FIXTURES

Depreciation expense for the year ended December 31, 2015, was $5,568. The balances of furniture and equipment by class as of year-end are as follows:

Furniture and fixtures	$ 27,923
Accumulated depreciation	(6,475)
	$ 21,448

NOTE 9 – LEASE OBLIGATION

The Company has entered into a lease agreement for office space subject to an escalation clause. The lease agreement expires on June 30, 2017. For the year ended December 31, 2015, total rent expense was $69,858. Minimum lease payments over the remaining lease term are as follows:

Year Ending December 31,	Amount
2016	$ 70,909
2017	35,717
Total minimum payments due	$ 106,626

Rent expense is recognized on a straight-line basis over the life of the lease. The difference between rent expense recognized and rental payments is reflected as deferred rent and included in "Accounts payable and accrued expenses" in the Statement of Financial Condition.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement for providing advisory services in connection with the placement of loans originated by the Parent in the secondary market. During the year ended December 31, 2015, the Company earned advisory fees of $2,002,666 related to its placement of the Parent's loans.

The Company has also entered into other agreements for providing advisory or investment banking services to the owner of the Parent and other subsidiaries of the Parent. The Company earned $64,678 in investment banking fees related to services performed in the current year.

Total amounts due from the Parent and its related entities under the arrangements described above were $2,348,158 as of December 31, 2015, which is due on demand and bears no interest.

The Company also shares office space with the Parent and has entered into an expense sharing agreement with respect to overhead expenses, including rent, office equipment, phone, copy services, computer services, and human resource services incurred in maintaining the Company's offices in Baltimore, Maryland. During the year ended December 31, 2015, the Company paid $66,660 to the Parent in accordance with this agreement.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 1500%. At December 31, 2015, the Company had net capital of $2,798,069 which was $2,698,069 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 34.38%.

NOTE 12 - FAIR VALUE

The following presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, and indicates the valuation technique and level within the fair value hierarchy that the Company has determined was most significant to the valuation technique utilized. There were no transfers between levels during the year ended December 31, 2015.

U.S. government securities, municipal bonds, and corporate bonds

The fair value of U.S. government securities, municipal bonds, and corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. U.S. government securities, municipal bonds, and corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Trading securities long				
U.S. government securities	$ -	$ 937,263	$ -	$ 937,263
Municipal bonds	-	5,266,171	-	5,266,171
Corporate bonds	-	981,045	-	981,045
Securities sold not yet purchased				
Corporate bonds	-	(776,552)	-	(776,552)
	$ -	$ 6,407,927	$ -	$ 6,407,927

NOTE 13 – NOTES RECEIVABLE

The Company has entered into a note receivable with a former executive in the amount of $360,000 due February 17, 2017. The note bears interest at a fixed annual rate of 3.0%. In accordance with the note agreement, if the required minimum annual principal payments of $66,667 plus accrued interest are made on or before their due date, the remaining unpaid principal of the note will be reduced an additional $53,333 each year. Total remaining payments of principal expected under this note agreement as of December 31, 2015 are $240,000.

The Company has a note receivable with Alliance Fund Advisors, LLC in the amount of $75,000 due June 4, 2019. The note bears interest at a fixed annual rate of 8.0%.

NOTE 14 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through February 25, 2016, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2015

Member's equity	$ 6,711,567
Nonallowable assets:	
Due from related parties	2,348,158
Notes receivable	315,000
Other investments	175,000
Furniture and fixtures, net	21,448
Intangible assets	92,800
Goodwill	8,015
Other assets	24,924
Total deductions	2,985,345
Tentative net capital	3,726,222
Haircuts on investments	(928,153)
Net Capital	$ 2,798,069
Aggregate indebtedness	
Total aggregate indebtedness	
Accounts payable and accrued expenses	$ 961,875
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital at 100%	$ 2,698,069
Excess net capital at 120%	$ 2,678,069
Ratio of aggregate indebtedness to net capital	34.38%

See Report of Independent Registered Public Accounting Firm

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

OTHER INFORMATION

December 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claimed an exemption from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claimed an exemption from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CFG Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CFG Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFG Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CFG Capital Markets, LLC stated that CFG Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CFG Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFG Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
February 25, 2016

CITRIN COOPERMAN & COMPANY, LLP
1800 JFK BOULEVARD PHILADELPHIA, PA 19103 | TEL 215.545.4800 | FAX 215.545.4810 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CFG Capital Markets, LLC
Member FINRA/SIPC
A Capital Funding Group Company

CFG Capital Markets, LLC
Exemption Report

CFG Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CFG Capital Markets, LLC

I, Kevin P. Rast, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kevin P. Rast

Name: Kevin P. Rast
Title: Executive Managing Director/CEO
Date: February 25, 2016

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
CFG Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CFG Capital Markets, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFG Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. CFG Capital Markets, LLC's management is responsible for CFG Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
February 25, 2016

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

For the year ended December 31, 2015

SIPC - 7 - General Assessment	$	16,314
Less amounts paid:		
Total payments through December 31, 2015		8,633
Amount due with Form SIPC-7 - paid in January 2016	$	7,681

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountant's agreed-upon procedures report on
schedule of assessment and payments (Form SIPC-7)